

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2019

Robert S. Herlin
Interim Chief Executive Officer
Evolution Petroleum Corporation
1155 Dairy Ashford, Suite 425
Houston, TX 77079

> **Re: Evolution Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed May 13, 2019**
> **File No. 333-231412**

Dear Mr. Herlin :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Mark W. Coffin, Esq.